FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Additional information on Telefónica's stake in Telecom Italia	3

As provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), TELEFÓNICA, S.A. hereby reports the following

SIGNIFICANT EVENT

Pursuant to the notice filed in April 28th in relation to TELEFÓNICA's indirect holding in the share capital of TELECOM ITALIA, it is hereby reported additional information with regard to this transaction, which is similar to that filed with the supervisory authority in the Italian securities market, CONSOB, by the Italian partners of TELEFÓNICA for this transaction -ASSICURAZIONI GENERALI, INTESA SANPAOLO, MEDIOBANCA and SINTONIA S.A. (BENETTON Group)- :

  TELEFÓNICA confirms that its pre-emptive right on the TELCO shares held by abovementioned Italian shareholders will be subordinated to the pre-emptive rights in favour of the latter. Furthermore, Italian shareholders, before TELEFÓNICA may exercise its pre-emptive right, may indicate new primary Italian investors, for whom TELEFÓNICA's approval is provided for.

  Furthermore, it is hereby confirmed that the governance of TELCO will be articulated according to proportionality criteria; it sets forth qualified majorities- the achievement of which implies also the assent of TELEFÓNICA- for certain specific, particularly significant transactions, among which those which may change the shareholder structure (spin-offs, mergers and reserved increases in share capital); should such qualified majorities not be reached, a "deadlock" will occur and the relative resolutions will be taken with the majority of votes, without prejudice to the right of dissenting shareholders to exit the shareholder base of TELCO via the relevant spin- off.

  A qualified majority is also required for the determination of TELCO's dividend policy (and not of the dividend policy of the TELECOM ITALIA Group) which if not reached will not cause a "deadlock".

  If TELECOM ITALIA intended making divestments abroad exceeding 4 billion euro or closing significant strategic alliances with telecom players, TELEFONICA, if dissenting, will have the right to exit the shareholder base of TELCO via the relevant spin- off.

  As concerns the price for OLIMPIA's entire share capital indicated in 4.1 billion euro, it is confirmed that such price is provisional since OLIMPIA's net financial position must be considered at the date of the closing of the transaction, which, as already disclosed, will occur after the authorisations and approvals of the competent authorities.

  Lastly, the stakes in the capital of TELCO as a result of the transaction will be the following: ASSICURAZIONI GENERALI 28.1%, INTESA SANPAOLO 10.6%, MEDIOBANCA 10.6%, SINTONIA, S.A. (BENETTON Group) 8.4% and TELEFÓNICA, 42.3%.

Madrid, May 2nd, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 2nd, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors